Exhibit 99.2

NORTH AMERICAN ENERGY PARTNERS INC.
Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in thousands of Canadian Dollars)

KPMG LLP	Telephone	(780) 429-7300
Chartered Accountants	Fax	(780) 429-7379
2200, 10175 – 101 Street NW	Internet	www.kpmg.ca
Edmonton AB T5J 0H3
Canada
INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of North American Energy Partners Inc.
We have audited North American Energy Partners Inc.’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). North American Energy Partners Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Management’s Discussion and Analysis for the year ended December 31, 2016. Our responsibility is to express an opinion on North American Energy Partners Inc.’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, North American Energy Partners Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of North American Energy Partners Inc. as at December 31, 2016 and 2015, and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the years then ended, and our report dated February 14, 2017, expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Professional Accountants
Edmonton, Canada
February 14, 2017

KPMG LLP	Telephone	(780) 429-7300
Chartered Accountants	Fax	(780) 429-7379
2200, 10175 – 101 Street NW	Internet	www.kpmg.ca
Edmonton AB T5J 0H3
Canada
INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of North American Energy Partners Inc.
We have audited the accompanying consolidated financial statements of North American Energy Partners Inc., which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015, the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with US generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of North American Energy Partners Inc. as at December 31, 2016 and December 31, 2015, and its consolidated results of operations and its consolidated cash flows for the years then ended in accordance with US generally accepted accounting principles

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Other Matter
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), North American Energy Partners Inc.’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 14, 2017 expressed an unmodified (unqualified) opinion on the effectiveness of North American Energy Partners Inc.’s internal control over financial reporting.

Chartered Professional Accountants
Edmonton, Canada
February 14, 2017

NOA

Consolidated Balance Sheets
As at December 31
(Expressed in thousands of Canadian Dollars)

	2016	2015
Assets
Current assets
Cash	$13,666	$32,351
Accounts receivable, net (note 5 and 15(d))	40,080	24,736
Unbilled revenue (note 6 and 15(d))	15,965	17,565
Inventories	3,437	2,575
Prepaid expenses and deposits (note 7)	1,551	1,682
Assets held for sale (note 8 and 15(a))	247	180
	74,946	79,089
Plant and equipment, net of accumulated depreciation $204,860 (2015 - $188,398) (note 9)	256,452	258,752
Other assets (note 10(a))	4,876	6,491
Deferred tax assets (note 11)	13,807	15,845
Total Assets	$350,081	$360,177
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable	$29,551	$25,034
Accrued liabilities (note 12)	11,175	6,768
Billings in excess of costs incurred and estimated earnings on uncompleted contracts (note 6)	1,071	457
Current portion of capital lease obligations (note 14)	24,062	24,114
Current portion of long term debt (note 13(a))	8,169	5,902
	74,028	62,275
Long term debt (note 13(a))	31,266	42,080
Capital lease obligations (note 14)	37,338	38,329
Other long term obligations (note 16(a))	8,274	3,567
Deferred tax liabilities (note 11)	40,221	42,308
	191,127	188,559
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2016 - 30,518,907 (December 31, 2015 - 33,150,281) (note 17(a))	252,633	275,520
Treasury shares (December 31, 2016 - 2,213,247 (December 31, 2015 - 1,256,803)) (note 17(a))	(9,294)	(5,960)
Additional paid-in capital	45,915	29,527
Deficit	(130,300)	(127,469)
	158,954	171,618
Total liabilities and shareholders' equity	$350,081	$360,177
Commitments (note 18)
Contingencies (note 19)
Subsequent events (note 23)
Approved on behalf of the Board

/s/ Ronald A. McIntosh	/s/ Bryan D. Pinney
Ronald A. Mclntosh, Director	Bryan D. Pinney, Director
See accompanying notes to consolidated financial statements.

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Consolidated Statements of Operations and
Comprehensive Loss
For the years ended December 31
(Expressed in thousands of Canadian Dollars, except per share amounts)

	2016	2015
Revenue	$213,180	$281,282
Project costs	80,023	119,568
Equipment costs	60,020	89,784
Depreciation	40,794	40,040
Gross profit	32,343	31,890
General and administrative expenses	27,222	26,298
(Gain) loss on disposal of plant and equipment	(116)	917
Gain on disposal of assets held for sale (note 8)	(374)	(152)
Amortization of intangible assets (note 10(b))	1,688	1,990
Operating income before the undernoted	3,923	2,837
Interest expense (note 20)	5,784	9,880
Other income	(1,375)	—
Foreign exchange loss (gain)	8	(35)
Loss on debt extinguishment (note 13(c))	—	576
Loss before income taxes	(494)	(7,584)
Income tax benefit (note 11):
Current	—	—
Deferred	(49)	(114)
Net loss and comprehensive loss	$(445)	$(7,470)
Per share information
Net loss - basic and diluted (note 17(b))	$(0.01)	$(0.23)
See accompanying notes to consolidated financial statements.

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Consolidated Statements of Changes in Shareholders’
Equity
(Expressed in thousands of Canadian Dollars)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Total
Balance at December 31, 2014	$290,800	$(3,685)	$19,866	$(117,402)	$189,579
Net loss	—	—	—	(7,470)	(7,470)
Exercised options	137	—	(55)	—	82
Stock-based compensation	—	99	484	—	583
Dividends ($0.08 per share)	—	—	—	(2,597)	(2,597)
Share purchase programs	(15,417)	—	9,232	—	(6,185)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(2,374)	—	—	(2,374)
Balance at December 31, 2015	$275,520	$(5,960)	$29,527	$(127,469)	$171,618
Net loss	—	—	—	(445)	(445)
Exercised options (note 21(b))	471	—	(187)	—	284
Stock-based compensation (note 21)	—	370	2,421	—	2,791
Dividends (note 17(d)) ($0.08 per share)	—	—	—	(2,386)	(2,386)
Share purchase programs (note 17(c))	(23,358)	—	14,154	—	(9,204)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 17(a))	—	(3,704)	—	—	(3,704)
Balance at December 31, 2016	$252,633	$(9,294)	$45,915	$(130,300)	$158,954
See accompanying notes to consolidated financial statements.

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Consolidated Statements of Cash Flows
For the years ended December 31
(Expressed in thousands of Canadian Dollars)

	2016	2015
Cash (used in) provided by:
Operating activities:
Net loss	(445)	(7,470)
Adjustments to reconcile to net cash from operating activities:
Depreciation	40,794	40,040
Amortization of intangible assets (note 10(b))	1,688	1,990
Amortization of deferred financing costs (note 10(c) and 13(a))	572	1,961
Lease inducement paid on sublease	—	(107)
(Gain) loss on disposal of plant and equipment	(116)	917
Gain on disposal of assets held for sale (note 8)	(374)	(152)
Loss on debt extinguishment (note 13(c))	—	576
Stock-based compensation expense (note 21(a))	6,030	1,696
Cash settlement of stock-based compensation (note 21(d(i)) and 21(f(i)))	(1,211)	(2,002)
Other adjustments to cash from operating activities (note 11(d), 16(b) and 16(c))	97	90
Other income from a non-monetary transaction	(1,375)	—
Deferred income tax (benefit) expense (note 11)	(49)	(114)
Net changes in non-cash working capital (note 22(b))	(5,780)	39,674
	39,831	77,099
Investing activities:
Purchase of plant and equipment	(27,075)	(32,492)
Additions to intangible assets (note 10(b))	(304)	(779)
Proceeds on disposal of plant and equipment	15,182	6,913
Proceeds on disposal of assets held for sale	1,681	31,127
	(10,516)	4,769
Financing activities:
Repayment of Credit Facility	(5,962)	(6,964)
Increase in Credit Facility	16,962	30,000
Financing costs (note 10(c) and 13(a))	(99)	(686)
Redemption of Series 1 Debentures (note 13(c))	(19,927)	(39,382)
Repayment of capital lease obligations	(24,533)	(21,670)
Proceeds from options exercised (note 21(b))	284	82
Dividend payments (note 17(d))	(1,817)	(3,294)
Share purchase programs (note 17(c))	(9,204)	(6,185)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 17(a))	(3,704)	(2,374)
	(48,000)	(50,473)
(Decrease) increase in cash	(18,685)	31,395
Cash, beginning of year	32,351	956
Cash, end of year	$13,666	$32,351
Supplemental cash flow information (note 22(a))
See accompanying notes to consolidated financial statements.

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Notes to Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
1. Nature of operations
North American Energy Partners Inc. (the “Company”), formerly NACG Holdings Inc., was incorporated under the Canada Business Corporations Act on October 17, 2003. On November 26, 2003, the Company purchased all the issued and outstanding shares of North American Construction Group Inc. (“NACGI”), including subsidiaries of NACGI, from Norama Ltd. which had been operating continuously in Western Canada since 1953. The Company had no operations prior to November 26, 2003. The Company provides a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.
2. Significant accounting policies
a) Basis of presentation
These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). Material inter-company transactions and balances are eliminated upon consolidation. These consolidated financial statements include the accounts of the Company, its wholly-owned, Canadian incorporated subsidiaries, NACGI, North American Fleet Company Ltd., North American Construction Holdings Inc. (“NACHI”) and NACG Properties Inc., and the following 100% owned, Canadian incorporated subsidiaries of NACHI:

• North American Engineering Inc.	• North American Site Development Ltd.
• North American Enterprises Ltd.	• North American Maintenance Ltd.
• North American Mining Inc.	• North American Tailings and Environmental Ltd.
• North American Services Inc.	• 1753514 Alberta Ltd.
b) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.
Significant estimates made by management include the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts; assumptions used in impairment testing; and, estimates and assumptions used in the determination of the allowance for doubtful accounts, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.
The accuracy of the Company’s revenue and profit recognition in a given period is dependent on the accuracy of its estimates of the cost to complete for each project. Cost estimates for all significant projects use a detailed “bottom up” approach and the Company believes its experience allows it to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:

•	the completeness and accuracy of the original bid;

•	costs associated with added scope changes;

•	extended overhead due to owner, weather and other delays;

•	subcontractor performance issues;

•	changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;

•	changes in productivity expectations;

•	site conditions that differ from those assumed in the original bid;

•	contract incentive and penalty provisions;

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•	the availability and skill level of workers in the geographic location of the project; and

•	a change in the availability and proximity of equipment and materials.
The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting the Company’s profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.
c) Revenue recognition
The Company performs its projects under the following types of contracts: time-and-materials; cost-plus; unit-price; and lump-sum. Revenue is recognized as costs are incurred for time-and-materials, unit-price and cost-plus service contracts with no clearly defined scope. Revenue on cost-plus, unit-price, lump-sum and time-and-materials contracts with defined scope is recognized using the percentage-of-completion method, measured by the ratio of costs incurred to date to estimated total costs. The estimated total cost of the contract and percent complete is determined based upon estimates made by management. The costs of items that do not relate to performance of contracted work, particularly in the early stages of the contract, are excluded from costs incurred to date. The resulting percent complete methodology is applied to the approved contract value to determine the revenue recognized. Customer payment milestones typically occur on a periodic basis over the period of contract completion.
The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Contract project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour and supplies. General and administrative expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in project performance, project conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Profit incentives are included in revenue when their realization is reasonably assured.
Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedule. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, however, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will then consider it as a claim.
Costs related to unapproved change orders and claims are recognized when they are incurred.
Revenues related to unapproved change orders and claims are included in total estimated contract revenue only to the extent that contract costs related to the claim have been incurred and when it is probable that the unapproved change order or claim will result in:

•	a bona fide addition to contract value; and

•	revenues can be reliably estimated.
These two conditions are satisfied when:

•
the contract or other evidence provides a legal basis for the unapproved change order or claim, or a legal opinion is obtained providing a reasonable basis to support the unapproved change order or claim;

•	additional costs incurred were caused by unforeseen circumstances and are not the result of deficiencies in the Company’s performance;

•	costs associated with the unapproved change order or claim are identifiable and reasonable in view of work performed; and

•	evidence supporting the unapproved change order or claim is objective and verifiable.
This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods. Historical claim recoveries should not be considered indicative of future claim recoveries.
The Company’s long term contracts typically allow its customers to unilaterally reduce or eliminate the scope of the work as contracted without cause. These long term contracts represent higher risk due to uncertainty of total

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contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.
A contract is regarded as substantially completed when remaining costs and potential risks are insignificant in amount.
The Company recognizes revenue from equipment rental as performance requirements are achieved in accordance with the terms of the relevant agreement with the customer, either at a monthly fixed rate or on a usage basis dependent on the number of hours that the equipment is used. Revenue is recognized from the foregoing activity once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectability is reasonably assured.
d) Balance sheet classifications
A one-year time period is typically used as the basis for classifying current assets and liabilities. However, included in current assets and liabilities are amounts receivable and payable under construction contracts (principally holdbacks) that may extend beyond one year.
e) Cash
Cash includes cash on hand and bank balances net of outstanding cheques.
f) Accounts receivable and unbilled revenue
Accounts receivable are primarily comprised of amounts billed to clients for services already provided, but which have not yet been collected. Unbilled revenue represents revenue recognized in advance of amounts billed to clients.
g) Billings in excess of costs incurred and estimated earnings on uncompleted contracts
Billings in excess of costs incurred and estimated earnings on uncompleted contracts represent amounts invoiced in excess of revenue recognized.
h) Allowance for doubtful accounts
The Company evaluates the probability of collection of accounts receivable and records an allowance for doubtful accounts, which reduces accounts receivable to the amount management reasonably believes will be collected. In determining the amount of the allowance, the following factors are considered: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.
i) Inventories
Inventories are carried at the lower of weighted average cost and market, and consist primarily of spare tires, tracks and track frames.
j) Property, plant and equipment
Property, plant and equipment are recorded at cost. Major components of heavy construction equipment in use such as engines and drive trains are recorded separately. Equipment under capital lease is recorded at the present value of minimum lease payments at the inception of the lease. Depreciation is not recorded until an asset is available for use. Depreciation is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and rates:

Assets	Basis	Rate
Heavy equipment	Straight-line	Operating hours
Major component parts in use	Straight-line	Operating hours
Other equipment	Straight-line	5 – 10 years
Licensed motor vehicles	Straight-line	5 – 10 years
Office and computer equipment	Straight-line	4 years
Buildings	Straight-line	10 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term

The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.

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k) Intangible assets
Intangible assets include capitalized computer software and development costs, which are being amortized on a straight-line basis over a maximum period of four years.
The Company expenses or capitalizes costs associated with the development of internal-use software as follows:

•	Preliminary project stage: Both internal and external costs incurred during this stage are expensed as incurred.

•
Application development stage: Both internal and external costs incurred to purchase and develop computer software are capitalized after the preliminary project stage is completed and management authorizes the computer software project. However, training costs and the costs incurred for the process of data conversion from the old system to the new system, which includes purging or cleansing of existing data, reconciliation or balancing of old data to the converted data in the new system, are expensed as incurred.

•	Post implementation/operation stage: All training costs and maintenance costs incurred during this stage are expensed as incurred.
Costs of upgrades and enhancements are capitalized if the expenditures will result in added functionality to the software.
l) Impairment of long-lived assets
Long-lived assets or asset groups held and used including plant, equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, which is charged to depreciation or amortization expense. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and, achieving cost reductions. There can be no assurance that expected future cash flows will be realized, or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.
m) Assets held for sale
Long-lived assets are classified as held for sale when certain criteria are met, which include:

•	management, having the authority to approve the action, commits to a plan to sell the assets;

•	the assets are available for immediate sale in their present condition;

•	an active program to locate buyers and other actions to sell the assets have been initiated;

•	the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;

•	the assets are being actively marketed at reasonable prices in relation to their fair value; and

•	it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.
Assets to be disposed of by sale are reported at the lower of their carrying amount or estimated fair value less costs to sell and are disclosed separately on the Consolidated Balance Sheets. These assets are not depreciated.
n) Asset retirement obligations
Asset retirement obligations are legal obligations associated with the retirement of property, plant and equipment that result from their acquisition, lease, construction, development or normal operations. The Company recognizes its contractual obligations for the retirement of certain tangible long-lived assets. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction and, in the absence of observable market transactions, is determined as the present value of expected cash flows. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized using a systematic and rational method over its estimated useful life. In subsequent reporting

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periods, the liability is adjusted for the passage of time through an accretion charge and any changes in the amount or timing of the underlying future cash flows are recognized as an additional asset retirement cost.
o) Foreign currency translation
The functional currency of the Company and its subsidiaries is Canadian Dollars. Transactions denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities, denominated in foreign currencies, are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. Foreign exchange gains and losses are included in the determination of earnings.
p) Fair value measurement
Fair value measurements are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair values included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values included in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a fair value within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.
q) Derivative financial instruments
The Company has used derivative financial instruments to manage financial risks from fluctuations in exchange rates. Such instruments were only used for risk management purposes. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.
r) Income taxes
The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment. The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in “General and administrative expenses” in the Consolidated Statements of Operations. A valuation allowance is recorded against any deferred tax asset if it is more likely than not that the asset will not be realized.
s) Stock-based compensation
The Company has a Share Option Plan which is described in note 21(b). The Company accounts for all stock-based compensation payments that are settled by the issuance of equity instruments at fair value. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital. Upon exercise of a stock option, share capital is recorded at the sum of proceeds received and the related amount of additional paid-in capital.
The Company had a Senior Executive Stock Option Plan which is described in note 21(c). This compensation plan allowed the option holder the right to settle options in cash. The liability was measured at fair value using the Black-Scholes model at the modification date and subsequently at each period end date. Changes in fair value of the liability were recognized in the Consolidated Statements of Operations. During the year ended December 31, 2015, the senior executive stock option plan expired and any remaining options were forfeited.
The Company has a Restricted Share Unit (“RSU”) Plan which is described in note 21(d). RSUs are granted effective July 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs generally vest at the end of the three-year term. The Company settles all RSUs issued after February 19, 2014 with common shares purchased on the open market through a trust arrangement ("equity classified RSUs"). The Company settled RSUs issued prior to February 19, 2014 with cash ("liability classified RSUs"). Compensation expense on liability classified RSU's was calculated based on the number of vested RSUs multiplied by the fair value of each RSU as determined by the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value was to be determined. The Company recognized compensation cost over the three-year term of the liability

9	2016 Consolidated Financial Statements

NOA

classified RSU with any changes in fair value recognized in general and administrative expenses on the Consolidated Statements of Operations. The Company recognizes compensation cost over the three-year term of the equity classified RSUs in the Consolidated Statement of Operations, with a corresponding increase to additional paid-in capital. When dividends are paid on common shares, additional dividend equivalent RSUs are granted to all RSU holders as of the dividend payment date. The number of additional RSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding RSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional RSUs are granted subject to the same service criteria as the underlying RSUs.
The Company has a Performance Restricted Share Unit ("PSU") plan which is described in note 21(e). The PSUs vest at the end of a three-year term and are subject to the performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. Such performance criterion includes the passage of time and is based upon the improvement of total shareholder return ("TSR") as compared to a defined company Canadian peer group. TSR is calculated using the fair market values of voting common shares at the grant date, the fair market value of voting common shares at the vesting date and the total dividends declared and paid throughout the vesting period. At the maturity date, the Human Resources and Compensation Committee will assess actual performance against the performance criteria and determine the number of PSUs that have been earned. The Company intends to settle all PSUs with common shares purchased on the open market through a trust arrangement. The Company recognizes compensation cost over the three-year term of the PSU in the Consolidated Statement of Operations, with a corresponding increase to additional paid-in capital. The grants are measured at fair value on the grant date using the Monte Carlo model.
The Company has a Deferred Stock Unit (“DSU”) Plan which is described in note 21(f). The DSU plan enables directors and executives to receive all or a portion of their annual fee or annual executive bonus compensation in the form of DSUs. On February 19, 2014, the Board of Directors resolved to settle all DSU’s issued after that date in common shares, but on December 2, 2015, prior to any actual such settlement, that decision was reversed. Accordingly, all DSUs are settled in cash.  Compensation expense is calculated based on the number of DSUs multiplied by the fair market value of each DSU as determined by the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value is to be determined, with any changes in fair value recognized in general and administrative expenses on the Consolidated Statements of Operations. Compensation costs related to DSUs are recognized in full upon the grant date as the units vest immediately. When dividends are paid on common shares, additional dividend equivalent DSUs are granted to all DSU holders as of the dividend payment date. The number of additional DSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding DSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional DSUs are granted subject to the same service criteria as the underlying DSUs.
t) Net income (loss) per share
Basic net income (loss) per share is computed by dividing net loss available to common shareholders by the weighted average number of shares outstanding during the year (see note 17(b)). Diluted per share amounts are calculated using the treasury stock method. The treasury stock method increases the diluted weighted average shares outstanding to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming outstanding in-the-money stock options were exercised and the proceeds from such exercises, including any unamortized stock-based compensation cost, were used to acquire shares of common stock at the average market price during the year.
u) Leases
Leases entered into by the Company in which substantially all the benefits and risks of ownership are transferred to the Company are recorded as obligations under capital leases and under the corresponding category of property, plant and equipment. Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. All other leases are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, are amortized on a straight-line basis over the lease term.
Certain operating lease and rental agreements provide a maximum hourly usage limit, above which the Company will be required to pay for the over hour usage as a contingent rent expense. These contingent expenses are recognized when the likelihood of exceeding the usage limit is considered probable and are due at the end of the lease term or rental period. The contingent rental expenses are included in “Equipment costs” in the Consolidated Statements of Operations.

2016 Consolidated Financial Statements	10

NOA

v) Deferred financing costs
Underwriting, legal and other direct costs incurred in connection with the issuance of debt are presented as deferred financing costs. The deferred financing costs related to the Revolver are amortized ratably over the term of the Credit Facility and the Term Loan is amortized over the term of the Credit Facility using the effective interest method. Deferred financing fees related to Term Loan borrowings are presented in the consolidated balance sheet as a direct deduction from the carrying amount of the debt liability and deferred financing fees related to the Company's Revolver are presented as an asset.
3. Accounting pronouncements recently adopted
a) Compensation - Stock Compensation
In May 2014, the Financial Accounting Standard Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This accounting standard update requires that performance targets affecting vesting of stock awards which could be achieved after the requisite service period be treated as a performance condition. Currently, US GAAP does not provide specific guidance regarding the treatment of performance targets that could be achieved after the service period. This standard was adopted January 1, 2016 and the adoption did not have a material effect on the Company's consolidated financial statements.
b) Interest - Imputation of Interest
In April 2015, the FASB issued ASU No. 2015-03, 2015-03, Interest - Imputation of Interest (Subtopic 835-30: Simplifying the Presentation of Debt Issuance Costs) and ASU No. 2015-15, Imputation of Interest (Subtopic 835-30: Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements), which require debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability. However, for line-of-credit arrangements, entities may defer and present debt issuance costs as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. Amortization of the debt issuance costs are to be reported as interest expense. This standard was adopted on January 1, 2016 and the adoption did not have a material effect on the Company's consolidated financial statements.
c) Compensation - Stock Compensation
In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation (Topic 718: Improvements to Employee Share-Based Payment Accounting). This accounting standard simplifies several aspects of the accounting for share-based payment transactions including income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. The Company adopted this ASU effective January 1, 2016. The adoption of this standard did not have a material effect on the Company's consolidated financial statements.
4. Recent accounting pronouncements not yet adopted
a) Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and has modified the standards thereafter with the issuance of ASUs 2016-08, 2016-10, 2016-12 and 2016-20. The standard will replace nearly all existing U.S. GAAP revenue guidance with comprehensive standards and expanded disclosure requirements. ASU 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard outlines a five-step process for revenue recognition and requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. This ASU will be effective commencing January 1, 2018, with early adoption commencing January 1, 2017 permitted.
The standard allows the use of either a full retrospective transition method or a modified cumulative effect retrospective transition method. The Company continues to evaluate the available adoption methods.
Management is currently evaluating the impact of adopting the standard on the Company’s consolidated financial statements. The Company has developed a change management plan to guide the adoption of the standard.

11	2016 Consolidated Financial Statements

NOA

Included in the plan is an assessment of the Company’s policies, practices, procedures, controls, and contracts with customers to identify differences that would arise as a result of adoption.
b) Financial Instruments - Overall
In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825-10: Recognition and Measurement of Financial Assets and Financial Liabilities) enhancing the reporting model for financial instruments. Under the new standard, equity investments, excluding those accounted for under the equity method or resulting in the consolidation of the investee are to be measured at fair value with the changes in fair value recognized in net income. The ASU requires a qualitative assessment to identify impairments of equity investments without readily determinable fair value. The new standard also amends disclosure requirements and requires separate presentation of financial assets and liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The amendments also clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity's other deferred tax assets. This ASU will be effective commencing January 1, 2018, with early adoption permitted. The Company is currently assessing the impact the adoption of this standard will have on its consolidated financial statements.
c) Leases
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to supersede the current leases accounting standard (Topic 840).The main difference between the new standard and the current standard is the requirement that lessees recognize a lease liability and a right-of-use asset for leases classified as operating leases. Lessor accounting remains largely unchanged. Additionally, the standard requires that for a sale to occur in the contact of a sale leaseback transaction, the transfer of assets must meet the requirements for a sale per Topic 606. This ASU will be effective commencing January 1, 2019, with early adoption permitted.
Management is currently evaluating the impact of adopting the standard on the Company’s consolidated financial statements. The Company has developed a change management plan to guide the adoption of the standard. Included in the plan is an assessment of the Company’s policies, practices, procedures, and controls to identify differences that would arise as a result of adoption.
d) Statement of Cash Flows
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230: Classification of Certain Cash Receipts and Cash Payments). This accounting standard is intended to clarify how companies present and classify certain cash receipts and cash payments in the statement of cash flows. This ASU will be effective commencing January 1, 2018, with early adoption permitted. The Company is currently assessing the impact the adoption of this standard will have on its consolidated financial statements.
5. Accounts receivable

	December 31, 2016	December 31, 2015
Accounts receivable – trade	$38,746	$24,028
Accounts receivable – holdbacks	528	—
Accounts receivable – other	806	708
	$40,080	$24,736
Accounts receivable – holdbacks represent amounts up to 10% of the contract value under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved.
6. Costs incurred and estimated earnings net of billings on uncompleted contracts

	December 31, 2016	December 31, 2015
Costs incurred and estimated earnings on uncompleted contracts	$208,030	$275,316
Less billings to date	(193,136)	(258,208)
	$14,894	$17,108

2016 Consolidated Financial Statements	12

NOA

Costs incurred and estimated earnings net of billings on uncompleted contracts is presented in the Consolidated Balance Sheets under the following captions:

	December 31, 2016	December 31, 2015
Unbilled revenue	$15,965	$17,565
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(1,071)	(457)
	$14,894	$17,108
7. Prepaid expenses and deposits

Current:
	December 31, 2016	December 31, 2015
Prepaid insurance and deposits	$565	$625
Prepaid lease payments	986	1,057
	$1,551	$1,682
The long term portion of the prepaid lease payments is recorded in other assets (note 10(a)).
8. Assets held for sale
Equipment disposal decisions are made using an approach in which a target life is set for each type of equipment. The target life is based on the manufacturer’s recommendations and the Company’s past experience in the various operating environments. Once a piece of equipment reaches its target life it is evaluated to determine if disposal is warranted based on its expected operating cost and reliability in its current state. If the expected operating cost exceeds the target operating cost for the fleet or if the expected reliability is lower than the target reliability of the fleet, the unit is considered for disposal. Expected operating costs and reliability are based on the past history of the unit and experience in the various operating environments. Once the Company has determined that the equipment will be disposed, and the criteria for assets held for sale are met, the unit is recorded in assets held for sale at the lower of depreciated cost or net realizable value.
During the year ended December 31, 2016, impairment of assets held for sale amounting to $1,556 has been included in depreciation expense in the Consolidated Statements of Operations (2015 – $1,384). The write-down is the amount by which the carrying value of the related assets exceeded their fair value less costs to sell. The gain on disposal of assets held for sale was $374 for the year ended December 31, 2016 (2015 – gain of $152).
9. Plant and equipment

December 31, 2016	Cost	Accumulated Depreciation	Net Book Value
Owned assets
Heavy equipment	$139,844	$51,358	$88,486
Major component parts in use	115,111	66,905	48,206
Other equipment	29,729	16,232	13,497
Licensed motor vehicles	20,353	18,258	2,095
Office and computer equipment	9,769	9,112	657
Buildings	2,523	2,487	36
	317,329	164,352	152,977

Assets under capital lease
Heavy equipment	133,468	38,978	94,490
Other equipment	7,119	714	6,405
Licensed motor vehicles	3,373	805	2,568
Office and computer equipment	23	11	12
	143,983	40,508	103,475

Total plant and equipment	$461,312	$204,860	$256,452

13	2016 Consolidated Financial Statements

NOA

December 31, 2015	Cost	Accumulated Depreciation	Net Book Value
Owned assets
Heavy equipment	$144,754	$46,292	$98,462
Major component parts in use	117,042	61,464	55,578
Other equipment	39,727	19,580	20,147
Licensed motor vehicles	17,362	15,388	1,974
Office and computer equipment	9,743	8,643	1,100
Buildings	2,724	2,618	106
	331,352	153,985	177,367

Assets under capital lease
Heavy equipment	105,580	29,738	75,842
Other equipment	1,851	484	1,367
Licensed motor vehicles	8,344	4,186	4,158
Office and computer equipment	23	5	18
	115,798	34,413	81,385

Total plant and equipment	$447,150	$188,398	$258,752
During the year ended December 31, 2016, additions to plant and equipment included $23,490 of assets that were acquired by means of capital leases (2015 – $20,058). Depreciation of equipment under capital lease of $18,536 (2015 – $14,027) was included in depreciation expense in the current year.
10. Other assets
a) Other assets are as follows:

	December 31, 2016	December 31, 2015
Prepaid lease payments (note 7)	$1,839	$1,834
Intangible assets (note 10(b))	1,790	3,174
Deferred financing costs (note 10(c))	320	413
Deferred lease inducement asset (note 10(d))	927	1,070
	$4,876	$6,491
b) Intangible assets

	December 31, 2016	December 31, 2015
Cost	$18,122	$17,881
Accumulated amortization	16,332	14,707
Net book value	$1,790	$3,174
During the year ended December 31, 2016, the Company capitalized $304 (2015 – $779) of internally developed computer software costs.
Amortization of intangible assets for the year ended December 31, 2016 was $1,688 (2015 – $1,990).
The estimated amortization expense for future years is as follows:

For the year ending December 31,
2017	$776
2018	638
2019	249
2020	127
$1,790

2016 Consolidated Financial Statements	14

NOA

c) Deferred financing costs

December 31, 2016	Cost	Accumulated Amortization	Net Book Value
Credit Facility	$550	$230	$320

December 31, 2015	Cost	Accumulated Amortization	Net Book Value
Credit Facility	$480	$67	$413
During the year ended December 31, 2016, financing fees of $69 were incurred in connection with the modification of the revolving loan of the Credit Facility (2015 – $480) (note 13(b)). These fees have been recorded as deferred financing costs and are being amortized ratably over the term of the Credit Facility.
Amortization of deferred financing costs included in interest expense for the year ended December 31, 2016 was $162 (2015 – $67) (note 20).
d) Deferred lease inducements asset
Lease inducements applicable to lease contracts are deferred and amortized as an increase in general and administrative expenses on a straight-line basis over the lease term, which includes the initial lease term and renewal periods only where renewal is determined to be reasonably assured.

	December 31, 2016	December 31, 2015
Balance, beginning of year	$1,070	$1,212
Amortization of deferred lease inducements	(143)	(142)
Balance, end of year	$927	$1,070
11. Income taxes
Income tax provision differs from the amount that would be computed by applying the Federal and Provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

Year ended December 31,	2016	2015
Loss before income taxes	$(494)	$(7,584)
Tax rate	27.00%	26.00%
Expected benefit	$(133)	$(1,972)
Increase (decrease) related to:
Impact of enacted future statutory income tax rates	—	2,008
Income tax adjustments and reassessments	246	(277)
Non taxable portion of capital gains	(465)	(79)
Stock-based compensation	158	179
Other	145	27
Income tax benefit	$(49)	$(114)

15	2016 Consolidated Financial Statements

NOA

Classified as:

Year ended December 31,	2016	2015
Current income tax benefit	$—	$—
Deferred income tax (benefit) expense	(49)	(114)
	$(49)	$(114)
The deferred tax assets and liabilities are summarized below:

	December 31, 2016	December 31, 2015
Deferred tax assets:
Non-capital losses	$14,190	$16,443
Deferred financing costs	355	1,027
Billings in excess of costs on uncompleted contracts	289	123
Capital lease obligations	16,578	16,860
Deferred lease inducements	10	39
Stock-based compensation	2,672	1,619
Other	1,263	636
	$35,357	$36,747

	December 31, 2016	December 31, 2015
Deferred tax liabilities:
Unbilled revenue	$3,381	$3,689
Assets held for sale	67	49
Accounts receivable – holdbacks	143	—
Property, plant and equipment	58,180	59,472
	$61,771	$63,210
Net deferred income tax liability	$(26,414)	$(26,463)
Classified as:

	December 31, 2016	December 31, 2015
Deferred tax asset	$13,807	$15,845
Deferred tax liability	(40,221)	(42,308)
	$(26,414)	$(26,463)
In 2016, the Company and its subsidiaries file income tax returns in the Canadian federal jurisdiction and one provincial jurisdiction (2015 - three provincial jurisdictions). The Company has substantially concluded on Canadian federal and provincial income tax matters for the years through 2011. Substantially all material US federal and state matters have been concluded for the years through 2012.

2016 Consolidated Financial Statements	16

NOA

The Company has a full valuation allowance against capital losses in deferred tax assets of $1,035 as at December 31, 2016 (2015 – $1,035). At December 31, 2016, the Company has non-capital losses for income tax purposes of $52,556 which expire as follows:

December 31, 2016
2026	$282
2027	—
2028	—
2029	1
2030	—
2031	563
2032	15,998
2033	21,729
2034	8,317
2036	5,666
$52,556
12. Accrued liabilities

	December 31, 2016	December 31, 2015
Accrued interest payable	$85	$526
Payroll liabilities	7,733	5,212
Liabilities related to equipment leases	123	118
Current portion of deferred gain on sale leaseback (note 16(a))	586	221
Dividends payable (note 17(d))	569	—
Income and other taxes payable	2,079	691
	$11,175	$6,768
13. Long term debt
a) Long term debt amounts are as follows:
Current:

	December 31, 2016	December 31, 2015
Credit Facility (note 13(b))	$8,246	$5,962
Less: deferred financing costs	(77)	(60)
	$8,169	$5,902
Long term:

	December 31, 2016	December 31, 2015
Credit Facility (note 13(b))	$31,326	$22,610
Series 1 Debentures (note 13(c))	—	19,927
Less: deferred financing costs	(60)	(457)
	$31,266	$42,080
During the year ended December 31, 2016, financing fees of $30 were incurred in connection with the modification of the Term Loan of the Credit Facility (2015 – $206) (note 13(b)). These fees have been recorded as deferred financing costs and are being amortized using the effective interest method over the term of the Credit Facility. Upon entering into the Sixth Amended and Restated Credit Agreement (note 13(b)), deferred financing costs related to the Fifth Amended and Restated Credit Agreement of $360 were expensed in the prior year and included in amortization of deferred financing costs (note 20).

17	2016 Consolidated Financial Statements

NOA

Amortization of deferred financing costs related to the Term Loan and Series 1 Debentures included in interest expense for the year ended December 31, 2016 was $410 (2015 – $1,894) (note 20). Upon the full redemption of the Series 1 Debentures that occurred during the year ended December 31, 2016, the unamortized deferred financing costs related to the redeemed Series 1 Debentures of $218 were expensed and included in amortization of deferred financing costs (note 20). In the prior year, the Company completed a partial redemption of the Series 1 Debentures and a portion of the unamortized deferred financing costs related to the redeemed Series 1 Debentures of $819 were expensed and included in amortization of deferred financing costs (note 20).
b) Credit Facility

	December 31, 2016	December 31, 2015
Term Loan	$28,572	$28,572
Revolver	11,000	—
Total Credit Facility	39,572	28,572
Less: current portion	(8,246)	(5,962)
	$31,326	$22,610
On July 8, 2015, the Company entered into the Sixth Amended and Restated Credit Agreement ("the Credit Facility") with the existing banking syndicate. The Credit Facility matures on September 30, 2018. The Credit Facility allows borrowing of up to $100.0 million, contingent upon the value of the borrowing base. The Credit Facility is composed of a $70.0 million Revolver and a $30.0 million Term Loan. The Credit Facility provides a borrowing base, which is determined by the value of account receivables, inventory, unbilled revenue and plant and equipment.
The Term Loan is to be repaid based on an 84 months amortization schedule and prepaid by an annual sweep of the lesser of 25% of consolidated excess cash flow as defined in the Credit Facility and $4.0 million at any time when the outstanding principal under the Term Loan is equal to or greater than $18.0 million. The 2015 annual sweep calculation identified the requirement for the Company to make a $1.7 million accelerated repayment on the Term Loan on April 29, 2016. There is an accelerated payment of $4.0 million required as a result of the 2016 annual sweep calculation which has been included in the current liability.
On April 4, 2016, the Company signed the First Amending Agreement to the Sixth Amended and Restated Credit Agreement. The amendment formalized consent previously received to redeem up to $10.0 million of the outstanding principal balance of the Series 1 Debentures on or before May 31, 2016 and increased the Company's capital lease limit, prescribed within the Credit Facility, from $75.0 million to $90.0 million. The Company redeemed the Series 1 Debentures on April 27, 2016.
On August 26, 2016, the Company entered into the Second Amending Agreement to the Sixth Amended and Restated Credit Agreement to allow for the redemption of $10.0 million of the outstanding principal balance of the 9.125% Series 1 Debentures on or before September 30, 2016 using a $6.0 million drawn from the Term Loan, equivalent to the previously repaid amount of the original $30.0 million Term Loan, complemented with borrowings from the Revolver. The Company redeemed the Series 1 Debentures on September 30, 2016. The amendment also temporarily adjusted the covenants under the terms of the Credit Facility. The Senior Leverage Ratio is to be maintained at less than 3.5:1 through June 30, 2017 and thereafter reduced to a ratio of less than 3.0:1, while the Fixed Charge Cover Ratio is to be maintained at a ratio greater than 1.0:1 except for the quarter ending March 31, 2017 where a ratio greater than 0.9:1 will be permitted. As at December 31, 2016, the Company was in compliance with the covenants.
As at December 31, 2016, the Revolver had $0.8 million in issued letters of credit and an unpaid balance of $11.0 million and the Term Loan had an unpaid balance of $28.6 million. The December 31, 2016 borrowing base allowed for a maximum draw of $92.1 million. At December 31, 2016, the Company’s unused borrowing availability under the Revolver was $58.2 million, which is limited by the borrowing base to $51.7 million.
As at December 31, 2015, there was $2.4 million in letters of credit issued under the Revolver and a $28.6 million unpaid balance for the Term Loan. The December 31, 2015 borrowing base allowed for a maximum draw of $83.8 million. At December 31, 2015, the Company’s unused borrowing availability against the Revolver was $67.6 million, which is limited by the borrowing base to $52.8 million.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the Credit Facility), plus applicable margins. In each case, the applicable pricing margin depends on the Company’s Total Debt to trailing

2016 Consolidated Financial Statements	18

NOA

12-month Consolidated EBITDA ratio as defined in the Credit Facility. The Credit Facility is secured by a first priority lien on all of the Company’s existing and after-acquired property.
c) Series 1 Debentures
On April 7, 2010, the Company issued $225.0 million of 9.125% Series 1 Debentures (the “Series 1 Debentures”). The Series 1 Debentures were to mature on April 7, 2017. The Series 1 Debentures bore interest at 9.125% per annum, payable in equal instalments semi-annually in arrears on April 7 and October 7 in each year.
On April 27, 2016, the Company redeemed approximately $9.9 million of the Series 1 Debentures. Holders of record at the close of business on April 22, 2016 had their Series 1 Debentures redeemed on a pro rata basis for 100% of the principal amount, plus accrued and unpaid interest.
On September 30, 2016, the Company redeemed the remaining $10.0 million of the Series 1 Debentures. Holders of record at the close of business on September 26, 2016 had their Series 1 Debentures redeemed for 100% of the principal amount, plus accrued and unpaid interest. This transaction brings the outstanding Series 1 Debentures balance to $nil. During the year ended December 31, 2015, the Company redeemed $38.8 million of the Series 1 Debentures, plus accrued and unpaid interest and recorded a loss on debt extinguishment of $0.6 million.
14. Capital lease obligations
The minimum lease payments due in each of the next five fiscal years and thereafter are as follows:

2017	$26,353
2018	24,385
2019	11,396
2020	3,281
2021 and thereafter	—
Subtotal:	$65,415
Less: amount representing interest	(4,015)
Carrying amount of minimum lease payments	$61,400
Less: current portion	(24,062)
Long term portion	$37,338
Included in capital lease obligations was $23,897 related to sale leaseback transactions for certain equipment. Gains on these transactions are deferred and amortized over the expected life of the equipment.
15. Financial instruments and risk management
a) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of the Company’s financial instruments, including derivatives. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, unbilled revenue, accounts payable, accrued liabilities and billings in excess approximate their carrying amounts due to the relatively short periods to maturity for the instruments.
The fair values of amounts due under the Credit Facility are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rate currently estimated to be available for instruments with similar terms. Based on these estimates, and by using the outstanding balance of $39.6 million at December 31, 2016 and $28.6 million at December 31, 2015 (note 13(b)), the fair value of amounts due under the Credit Facility are not significantly different than the carrying value.

19	2016 Consolidated Financial Statements

NOA

Financial instruments with carrying amounts that differ from their fair values are as follows:

		December 31, 2016		December 31, 2015
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Capital lease obligations (i)	Level 2	$61,400	$57,741	$62,443	$57,976
Series 1 Debentures (ii)	Level 1	—	—	19,927	19,927

(i)
The fair values of amounts due under capital leases are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rates currently estimated to be available for instruments with similar terms.

(ii)	The fair value of the Series 1 Debentures is based upon the period end market price.
Non-financial assets measured at fair value on a non-recurring basis as at December 31, 2016 and 2015 in the financial statements are summarized below:

	December 31, 2016		December 31, 2015
	Carrying Amount	Change in Fair Value	Carrying Amount	Change in Fair Value
Assets held for sale	$247	$(1,556)	$180	$(1,384)
Assets held for sale are reported at the lower of their carrying amount or fair value less cost to sell. The fair value less cost to sell of equipment assets held for sale (note 8) is determined internally by analyzing recent auction prices for equipment with similar specifications and hours used, the residual value of the asset and the useful life of the asset. The fair value of the equipment assets held for sale are classified under Level 3 of the fair value hierarchy.
b) Risk Management
The Company is exposed to market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading or speculative purposes.
Overall, the Company’s Board of Directors has responsibility for the establishment and approval of the Company’s risk management policies. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.
c) Market Risk
Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, the Company has used various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest bearing obligation or a cash flow denominated in a foreign currency.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
i) Foreign exchange risk
The Company regularly transacts in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. The Company may fix its exposure in either the Canadian Dollar or the US Dollar for these short term transactions, if material.
ii) Interest rate risk
The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Interest expense on borrowings with floating interest rates, including the Company’s Credit Facility, varies as market interest rates change. At December 31, 2016, the Company held $39.6 million of floating rate debt pertaining to its Credit Facility (December 31, 2015 – $28.6 million). As at December 31, 2016, holding all other variables constant, a 100 basis point change to interest rates on

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floating rate debt will result in $0.4 million corresponding change in annual interest expense. This assumes that the amount of floating rate debt remains unchanged from that which was held at December 31, 2016.
The fair value of financial instruments with fixed interest rates fluctuate with changes in market interest rates. However, these fluctuations do not affect earnings, as the Company’s debt is carried at amortized cost and the carrying value does not change as interest rates change.
The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.
d) Credit Risk
Credit risk is the risk that financial loss to the Company may be incurred if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by holding its funds with what it believes to be reputable financial institutions. The Company is also exposed to credit risk through its accounts receivable and unbilled revenue. Credit risk for trade and other accounts receivables and unbilled revenue are managed through established credit monitoring activities.
The Company has a concentration of customers in the oil and gas sector. The following customers accounted for 10% or more of total revenues:

Year ended December 31,	2016	2015
Customer A	47%	34%
Customer B	25%	10%
Customer C	21%	41%
The concentration risk is mitigated primarily by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract.
At December 31, 2016 and December 31, 2015, the following customers represented 10% or more of accounts receivable and unbilled revenue:

	December 31, 2016	December 31, 2015
Customer 1	42%	42%
Customer 2	22%	5%
Customer 3	13%	—%
Customer 4	13%	21%
Customer 5	7%	20%
Customer 6	3%	11%
The Company reviews its accounts receivable amounts regularly and amounts are written down to their expected realizable value when outstanding amounts are determined not to be fully collectible. This generally occurs when the customer has indicated an inability to pay, the Company is unable to communicate with the customer over an extended period of time, and other methods to obtain payment have not been successful. Bad debt expense is charged to project costs in the Consolidated Statements of Operations in the period that the account is determined to be doubtful. Estimates of the allowance for doubtful accounts are determined on a customer-by-customer evaluation of collectability at each reporting date taking into consideration the following factors: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.
The Company’s maximum exposure to credit risk for accounts receivable and unbilled revenue is as follows:

	December 31, 2016	December 31, 2015
Trade accounts receivables	$39,274	$24,028
Other receivables	806	708
Total accounts receivable	$40,080	$24,736
Unbilled revenue	$15,965	$17,565

21	2016 Consolidated Financial Statements

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Payment terms are per the negotiated customer contracts and generally range between net 30 days and net 60 days. As at December 31, 2016 and December 31, 2015, trade receivables are aged as follows:

	December 31, 2016	December 31, 2015
Not past due	$34,263	$23,946
Past due 1-30 days	2,956	—
Past due 31-60 days	2,000	—
More than 61 days	55	82
Total	$39,274	$24,028
As at December 31, 2016, the Company has recorded an allowance for doubtful accounts of $nil (December 31, 2015 - $nil). The allowance is an estimate of the December 31, 2016 trade receivables that are considered uncollectible.
16. Other long term obligations
a) Other long term obligations are as follows:

	December 31, 2016	December 31, 2015
Deferred lease inducements liability (note 16(b))	$38	$145
Asset retirement obligation (note 16(c))	678	617
Restricted share unit plan (note 21(d))	—	671
Directors' deferred stock unit plan (note 21(f))	4,945	2,246
Deferred gain on sale leaseback (note 16(d))	3,199	780
	$8,860	$4,459
Less current portion of:
Restricted share unit plan (note 21(d))	—	(671)
Deferred gain on sale leaseback (note 16(d))	(586)	(221)
	$8,274	$3,567
b) Deferred lease inducements liability
Lease inducements applicable to lease contracts are deferred and amortized as a reduction of general and administrative expenses on a straight-line basis over the lease term, which includes the initial lease term and renewal periods only where renewal is determined to be reasonably assured.

	December 31, 2016	December 31, 2015
Balance, beginning of year	$145	$252
Amortization of deferred lease inducements	(107)	(107)
Balance, end of year	$38	$145
c) Asset retirement obligation
The Company recorded an asset retirement obligation related to the future retirement of a facility on leased land. Accretion expense associated with this obligation is included in equipment costs in the Consolidated Statements of Operations.
The following table presents a continuity of the liability for the asset retirement obligation:

	December 31, 2016	December 31, 2015
Balance, beginning of year	$617	$562
Accretion expense	61	55
Balance, end of year	$678	$617
At December 31, 2016, estimated undiscounted cash flows required to settle the obligation were $1,084 (December 31, 2015 – $1,084). The credit adjusted risk-free rate assumed in measuring the asset retirement obligation was 9.42%. The Company expects to settle this obligation in 2021.

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d) Deferred gain on sale leaseback
The Company recorded a gain on the sale leaseback of certain heavy equipment. The gain on sale has been deferred and is being amortized over the expected life of the equipment.

	December 31, 2016	December 31, 2015
Balance, beginning of year	$780	$371
Addition	2,792	512
Amortization of deferred gain on sale leaseback	(373)	(103)
Balance, end of year	$3,199	$780
17. Shares
a) Common shares
Authorized:
Unlimited number of voting common shares
Unlimited number of non-voting common shares
Issued and outstanding:

	Voting common shares	Treasury shares	Common shares outstanding, net of treasury shares
Issued and outstanding at December 31, 2014	34,923,916	(589,892)	34,334,024
Issued upon exercise of stock options (note 21(b))	30,080	—	30,080
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(687,314)	(687,314)
Settlement of certain equity classified stock-based compensation	—	20,403	20,403
Retired through Share Purchase Program (note 17(c))	(1,803,715)	—	(1,803,715)
Issued and outstanding at December 31, 2015	33,150,281	(1,256,803)	31,893,478
Issued upon exercise of stock options (note 21(b))	102,040	—	102,040
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(1,043,998)	(1,043,998)
Settlement of certain equity classified stock-based compensation	—	87,554	87,554
Retired through Share Purchase Programs (note 17(c))	(2,733,414)	—	(2,733,414)
Issued and outstanding at December 31, 2016	30,518,907	(2,213,247)	28,305,660
On June 12, 2014, the Company entered into a trust fund agreement whereby the trustee will purchase and hold common shares, classified as treasury shares on our consolidated balance sheet, until such time that units issued under certain stock-based compensation plans are to be settled (note 21(d(ii)), 21(e) and 21(f(ii))).
Upon settlement of certain equity-classified stock-based compensation during the year ended December 31, 2016, the Company repurchased 35,313 shares to satisfy the recipient tax withholding requirements. The repurchased shares are net against the purchase of treasury shares for settlement of certain equity classified stock-based compensation.

23	2016 Consolidated Financial Statements

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b) Net loss per share

Year ended December 31,	2016	2015
Net loss	$(445)	$(7,470)

Weighted average number of common shares (no dilutive effect)	29,965,899	32,758,088

Basic per share information (No dilutive effect)
Net loss	$(0.01)	(0.23)
For the year ended December 31, 2016, there were 1,176,080 stock options which were anti-dilutive and therefore were not considered in computing diluted earnings per share (December 31, 2015 – 1,448,000).
c) Share purchase programs
On August 9, 2016, the Company commenced a normal course issuer bid in Canada through the facilities of the Toronto Stock Exchange ("TSX"), to purchase up to 1,075,968 voting common shares ("the NCIB") that will terminate no later August 7, 2017. As at December 31, 2016, a total of 1,075,900 common voting shares have been purchased and subsequently cancelled in the normal course resulting in a reduction of $9,237 to common shares and an increase to additional paid-in capital of $5,133.
On March 21, 2016, the Company commenced a NCIB for up to 1,657,514 voting common shares in the United States primarily through the facilities of the New York Stock Exchange ("NYSE"). Such voting common shares represented approximately 5% of the issued and outstanding voting common shares as of March 14, 2016. On May 27, 2016, the Company completed the share purchase program cancelling 1,657,514 voting common shares resulting in a reduction of $14,121 to common shares and an increase to additional paid-in capital of $9,021.
On August 14, 2015, the Company commenced a NCIB for up to 532,520 voting common shares in Canada primarily through the facilities of the TSX. On December 22, 2015, the Company completed the share purchase program, cancelling 532,520 voting common shares resulting in a reduction of $4,500 to common shares and an increase to additional paid-in capital of $2,948.
On December 18, 2014, the Company commenced purchasing and subsequently canceling 1,771,195 voting common shares (the "Purchase Program"), in the United States primarily through the facilities of the New York Stock Exchange ("NYSE"). Such voting common shares represented approximately 5% of the issued and outstanding voting common shares as of December 10, 2014. On June 18, 2015, the Company completed the share purchase program canceling 1,271,195 voting common shares resulting in a reduction of $10,917 to common shares and an increase to additional paid-in capital of $6,284. As at December 31, 2015, a total of 1,771,195 voting common shares had been purchased and subsequently cancelled in the normal course.
d) Dividends
On February 19, 2014, it was announced that as part of the Company's long-term goal to maximize shareholders' value and broaden our shareholder base, the Board of Directors approved the implementation of a new dividend policy. The Company intends to pay an annual aggregate dividend of eight Canadian cents ($0.08) per common share, payable on a quarterly basis.
The Company paid regular quarterly cash dividends of $0.02 per share on common shares during the year ended December 31, 2016 on each of the following dates: April 8, 2016; July 8, 2016 and October 7, 2016. At December 31, 2016, an amount of $569 was included in accrued liabilities related to the fourth quarter dividend. This amount was subsequently paid to shareholders on January 6, 2017.

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18. Commitments
The annual future minimum operating lease payments for heavy equipment, office equipment and premises, excluding contingent rentals, for the next five years and thereafter are as follows:

For the year ending December 31,
2017	$3,578
2018	3,234
2019	3,323
2020	3,447
2021 and thereafter	8,205
$21,787
Total contingent rentals on operating leases consisting principally of usage (recovery) charges in excess of minimum contracted amounts for the years ended December 31, 2016 and 2015 amounted to $403 and $524, respectively.
19. Contingencies
During the normal course of the Company's operations, various legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company's consolidated financial position or results of operations.
During the year ended December 31, 2013, the Company sold its piling business. The terms of the sale agreement entitled the Company to receive up to $92,500 in additional proceeds, contingent on the purchaser achieving certain profitability thresholds in the three years following the sale. During the year ended December 31, 2016, the Company determined that it will not be entitled to receive any of the $92,500 in additional proceeds relating to the piling sale.
20. Interest expense

Year ended December 31,	2016	2015
Interest on capital lease obligations	$2,836	$3,044
Amortization of deferred financing costs (note 10(c) and 13(a))	572	1,961
Interest on Credit Facility	1,593	1,031
Interest on Series 1 Debentures	977	3,986
Interest on long term debt	$5,978	$10,022
Other interest income	(194)	(142)
	$5,784	$9,880
21. Stock-based compensation
a) Stock-based compensation expenses
Stock-based compensation expenses included in general and administrative expenses are as follows:

Year ended December 31,	2016	2015
Share option plan (note 21(b))	$587	$716
Liability classified restricted share unit plan (note 21(d(i)))	52	(80)
Equity classified restricted share unit plan (note 21(d(ii)))	1,384	713
Equity performance restricted share unit plan (note 21(e))	820	431
Liability classified deferred stock unit plan (note 21(f(i)))	3,187	(735)
Equity classified deferred stock unit plan (note 21(f(ii)))	—	651
	$6,030	$1,696
 b) Share option plan
Under the 2004 Amended and Restated Share Option Plan, which was approved and became effective in 2006, directors, officers, employees and certain service providers to the Company are eligible to receive stock options to acquire voting common shares in the Company. Each stock option provides the right to acquire one common share

25	2016 Consolidated Financial Statements

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in the Company and expires ten years from the grant date or on termination of employment. Options may be exercised at a price determined at the time the option is awarded, and vest as follows: no options vest on the award date and twenty percent vest on each subsequent anniversary date. For the year ended December 31, 2016, 3,399,399 shares are reserved and authorized for issuance under the share option plan.

	Number of options	Weighted average exercise price $ per share
Outstanding at December 31, 2014	1,765,920	5.87
Exercised(i)	(30,080)	2.75
Forfeited	(287,840)	8.91
Outstanding at December 31, 2015	1,448,000	5.33
Exercised(i)	(102,040)	2.77
Forfeited	(169,880)	5.31
Outstanding at December 31, 2016	1,176,080	5.56

(i)	All stock options exercised resulted in new common shares being issued (note 17(a)).
Cash received from option exercises for the year ended December 31, 2016 was $284 (2015 - $82). For the year ended December 31, 2016, the total intrinsic value of options exercised, calculated as the market value at the exercise date less exercise price, multiplied by the number of units exercised, was $187 (December 31, 2015 - $16).
The following table summarizes information about stock options outstanding at December 31, 2016:

	Options outstanding			Options exercisable
Exercise price	Number	Weighted average remaining life	Weighted average exercise price	Number	Weighted average remaining life	Weighted average exercise price
$2.75	226,540	5.4 years	$2.75	161,960	5.3 years	$2.75
$2.79	400,000	5.5 years	$2.79	250,000	5.5 years	$2.79
$3.69	25,800	1.9 years	$3.69	25,800	1.9 years	$3.69
$4.90	40,000	5.3 years	$4.90	32,000	5.3 years	$4.90
$5.91	137,500	7.0 years	$5.91	82,500	7.0 years	$5.91
$6.56	73,660	4.9 years	$6.56	73,660	4.9 years	$6.56
$8.28	10,000	2.5 years	$8.28	10,000	2.5 years	$8.28
$8.58	30,000	3.7 years	$8.58	30,000	3.7 years	$8.58
$9.33	55,780	3.1 years	$9.33	55,780	3.1 years	$9.33
$10.13	54,960	4.0 years	$10.13	54,960	4.0 years	$10.13
$13.50	71,840	0.9 years	$13.50	71,840	0.9 years	$13.50
$16.46	50,000	1.3 years	$16.46	50,000	1.3 years	$16.46
	1,176,080	4.8 years	$5.56	898,500	4.5 years	$6.21
At December 31, 2016, the weighted average remaining contractual life of outstanding options is 4.8 years (December 31, 2015 – 5.4 years) and the weighted average exercise price was $5.56 (December 31, 2015 - $5.33). The fair value of options vested during the year ended December 31, 2016 was $594 (December 31, 2015 – $806). At December 31, 2016, the Company had 898,500 exercisable options (December 31, 2015 – 886,220) with a weighted average exercise price of $6.21 (December 31, 2015 – $6.52).
At December 31, 2016, the total compensation costs related to non-vested awards not yet recognized was $269 (December 31, 2015 – $684) and these costs are expected to be recognized over a weighted average period of 0.9 years (December 31, 2015 – 1.7 years). There were no stock options granted under this plan for the years ended December 31, 2016 and 2015, respectively.
c) Senior executive stock option plan
On September 22, 2010, the Company modified a senior executive employment agreement to allow the option holder the right to settle options in cash which resulted in a change in classification of 550,000 stock options (senior executive stock options) from equity to a long term liability. The liability was measured at fair value using the Black-Scholes model at the modification date and subsequently at each period end date.

2016 Consolidated Financial Statements	26

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At December 31, 2016, there were no senior executive stock options outstanding (December 31, 2015 - nil). During the year ended December 31, 2015, the senior executive stock option plan expired and 258,200 options were forfeited.
d) Restricted share unit plan
Restricted Share Units (“RSU”) are granted each year to executives and other key employees with respect to services to be provided in that year and the following two years. The majority of RSUs vest at the end of a three-year term. The Company intends to settle all RSUs issued after February 19, 2014 with common shares purchased on the open market through a trust arrangement ("equity classified RSUs"). The Company will continue to settle RSUs granted prior to February 19, 2014 with cash ("liability classified RSUs").
i) Liability classified restricted share unit plan

Number of units
Outstanding at December 31, 2014	615,503
Vested	(277,707)
Forfeited	(47,006)
Outstanding at December 31, 2015	290,790
Vested	(290,790)
Forfeited	—
Outstanding at December 31, 2016	—
During the year ended December 31, 2016, the remaining liability classified restricted share units were settled in cash for $723 (2015 - $1,030). At December 31, 2016, there no unrecognized compensation costs related to non-vested share-based payment arrangements under the liability classified RSU plan.
At December 31, 2015, a current liability of $671 was included in accrued liabilities in the Consolidated Balance Sheet. Using a fair market value of $2.42 at December 31, 2015, there were approximately $61 of total unrecognized compensation costs related to non-vested share-based payment arrangements and these costs were expected to be recognized over the weighted average remaining contractual life of the liability classified RSUs of 0.3 years.
ii) Equity classified restricted share unit plan

	Number of units	Weighted average exercise price $ per share
Outstanding at December 31, 2014	262,908	7.91
Granted	580,532	2.89
Modified	(156)	3.62
Vested	(19,798)	3.63
Forfeited	(49,330)	6.37
Outstanding at December 31, 2015	774,156	4.45
Granted	501,523	3.78
Vested	(87,580)	3.51
Forfeited	(64,124)	3.50
Outstanding at December 31, 2016	1,123,975	4.20
At December 31, 2016, there were approximately $1,945 of total unrecognized compensation costs related to non–vested share–based payment arrangements under the equity classified RSU plan (December 31, 2015 – $1,877) and these costs are expected to be recognized over the weighted average remaining contractual life of the RSUs of 1.6 years (December 31, 2015 – 2.1 years). During the year ended December 31, 2016, 87,580 units vested, which were settled with common shares purchased on the open market through a trust arrangement (December 31, 2015 - 19,798 units).

27	2016 Consolidated Financial Statements

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e) Performance restricted share units
On June 11, 2014, the Company entered into an amended and restated executive employment agreement with the Chief Executive Officer (the "CEO") and granted Performance Restricted Share Units ("PSU") as a long-term incentive, which became effective July 1, 2014. Commencing with a grant on July 1, 2015, PSUs were granted to certain additional senior management employees as part of their long-term incentive compensation. The PSUs vest at the end of a three-year term and are subject to performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. The Company intends to settle earned PSUs with common shares purchased on the open market through a trust arrangement.

	Number of units	Weighted average exercise price $ per share
Outstanding at December 31, 2014	66,172	8.50
Granted	357,420	4.19
Outstanding at December 31, 2015	423,592	4.86
Granted	343,706	4.97
Forfeited	(27,998)	4.52
Outstanding at December 31, 2016	739,300	4.84
At December 31, 2016, there were approximately $1,878 of total unrecognized compensation costs related to non–vested share–based payment arrangements under the PSU plan (December 31, 2015 - $1,492) and these costs are expected to be recognized over the weighted average remaining contractual life of the PSUs of 1.8 years (December 31, 2015 - 2.3 years).
The Company estimated the fair value of the PSUs granted during the year ended December 31, 2016 and 2015 using a Monte Carlo simulation with the following assumptions:

	2016	2015
Risk-free interest rate	0.52%	0.47%
Expected volatility	43.30%	41.64%
f) Deferred stock unit plan
On November 27, 2007, the Company approved a Deferred Stock Unit (“DSU”) Plan, which became effective January 1, 2008. Under the DSU plan non-officer directors of the Company receive 50% of their annual fixed remuneration (which is included in general and administrative expenses) in the form of DSUs and may elect to receive all or a part of their annual fixed remuneration in excess of 50% in the form of DSUs. On February 19, 2014, the Company modified its DSU plan to permit awards to executives in addition to directors, whereby eligible executives could elect to receive up to 50% of their annual bonus in the form of DSUs. On December 2, 2015, the executive participation aspect of the plan ended, though DSU’s granted to executives prior to this date will continue to be held. The DSUs vest immediately upon issuance and are only redeemable upon death or retirement of the participant. DSU holders that are not US taxpayers, may elect to defer the redemption date until a date no later than December 1st of the calendar year following the year in which the retirement or death occurred.
The Board of Directors resolved to settle all DSUs granted after February 19, 2014 in common shares purchased on the open market. On December 2, 2015, prior to any actual such settlement, that decision was reversed. Accordingly, all DSUs are settled in cash ("liability classified DSU's").

2016 Consolidated Financial Statements	28

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i) Liability classified deferred stock unit plan

Number of units
Outstanding at December 31, 2014	530,622
Modified	571,569
Redeemed	(173,317)
Outstanding at December 31, 2015	928,874
Granted	171,980
Redeemed	(158,917)
Outstanding at December 31, 2016	941,937
At December 31, 2016, the fair market value of these units was $5.25 per unit (December 31, 2015 – $2.42 per unit). At December 31, 2016, the current portion of DSU liabilities of $nil were included in accrued liabilities (December 31, 2015 - $nil) and the long term portion of DSU liabilities of $4,945 were included in other long term obligations (December 31, 2015 - $2,246) in the Consolidated Balance Sheets. During the year ended December 31, 2016, 158,917 units were redeemed and settled in cash for $488 (December 31, 2015 - 173,317 units were redeemed and settled in cash for $527). During the year ended December 31, 2015, the DSU plan was modified to eliminate the executives receiving 50% of their annual bonus in the form of DSUs. This modification resulted in a payout of $445 to the executives in 2015. There is no unrecognized compensation expense related to the DSUs since these awards vest immediately when issued.
ii) Equity classified deferred stock unit plan
At December 31, 2016, there were no equity classified deferred stock units outstanding (December 31, 2015 - nil).
During the year ended December 31, 2015, 401,841 equity classified DSU's were granted at a weighted average fair value of $3.10 and 571,569 units were modified and reclassed to the liability classified DSU plan at a weighted average fair value of $2.58. On December 2, 2015, the equity classified DSU plan was amended and the remaining units at that date were transferred to the liability classified DSU plan at a fair market value of $2.42.
22. Other information
a) Supplemental cash flow information

Year ended December 31,	2016	2015
Cash paid during the year for:
Interest	$5,895	$9,187
Income taxes	—	—
Cash received during the year for:
Interest	194	208
Income taxes	—	—

29	2016 Consolidated Financial Statements

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Year ended December 31,	2016	2015
Non-cash transactions:
Addition of plant and equipment by means of capital leases	$23,490	$20,058
Reclass from plant and equipment to assets held for sale	(1,374)	(1,566)
Non-cash working capital exclusions:
Decrease in inventory resulting from reclassification to plant and equipment	—	(1,128)
Decrease in inventory related to a non-monetary transaction	(575)	—
Net increase in accounts receivable related to sale of plant and equipment	—	(3,600)
Net decrease in accounts payable related to purchase of plant and equipment	—	(3,197)
Net decrease in accounts payable related to change in the lease inducement payable on the sublease	—	(107)
Increase in accrued liabilities related to the current portion of the deferred gain on sale leaseback	365	128
Net decrease in accrued liabilities related to current portion of RSU liability	(671)	(338)
Net decrease in accrued liabilities related to current portion of DSU liability	—	(408)
Net (decrease) increase in accrued liabilities related to the current portion of the senior executive stock options	—	(22)
Net increase (decrease) in accrued liabilities related to dividend payable	569	(697)
b) Net change in non-cash working capital
The table below represents the cash (used in) provided by non-cash working capital:

Year ended December 31,	2016	2015
Operating activities:
Accounts receivable	$(15,344)	$45,367
Unbilled revenue	1,600	26,057
Inventories	(1,437)	3,746
Prepaid expenses and deposits	126	690
Accounts payable	4,517	(29,751)
Accrued liabilities	4,144	(6,892)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	614	457
	$(5,780)	$39,674
23. Claims revenue

Year ended December 31,	2016	2015
Claims revenue recognized	$1,171	$7,547
The table below represents the classification of uncollected claims on the balance sheet:

	December 31, 2016	December 31, 2015
Accounts receivable	$1,171	$—
Unbilled revenue	7,088	7,547
	$8,259	$7,547
Subsequent to December 31, 2016, $1,171 of the uncollected claims were approved by the customer.
24. Employee benefit plans
The Company and its subsidiaries match voluntary contributions made by employees to their Registered Retirement Savings Plans to a maximum of 5% of base salary for each employee. Contributions made by the Company during the year ended December 31, 2016 were $865 (2015 – $1,028).
25. Related party transactions
On July 14, 2016, the Company appointed a new member to the Board of Directors. The director is currently the President and Chief Executive Officer of a business that subleases space from the Company. The sublease was entered into several years before the director's appointment.
For the year ended December 31, 2016, the Company received $174 in this related party transaction since the director's appointment.

2016 Consolidated Financial Statements	30

NOA

26. Comparative figures
Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements.

31	2016 Consolidated Financial Statements